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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
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                                   Schedule 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                       of the Securities Exchange Act of 1934
                                 (Amendment No. 1)


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                         KRUPP REALTY LIMITED PARTNERSHIP-V
                             (Name of Subject Company)

                              KRESCENT PARTNERS L.L.C.
                                      (Bidder)

                  UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                                  (Title of Class
                                   of Securities)

                                    501128 30 0
                       (CUSIP Number of Class of Securities)


--------------------------------------------------------------------------------
                                 W. Edward Scheetz
                              Krescent Partners L.L.C.
                      1301 Avenue of the Americas, 38th Floor
                                New York, NY  10019

                                      Copy to:
                                   Peter M. Fass
                               Steven L. Lichtenfeld
                                 Battle Fowler LLP
                                75 East 55th Street
                                New York, NY  10022
                                   (212) 856-7000

                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                        Communications on Behalf of Bidder)

                              Calculation of Filing Fee
--------------------------------------------------------------------------------

       Transaction                                              Amount of
       Valuation*                                               Filing Fee
---------------------                                    ---------------------

       $3,142,500                                              $628.50
-----------------------------------------------------------------------------
        *For purposes of calculating the filing fee only. This amount assumes the purchase of 8,380 Units of Investor Limited Partnership Interests ("Units") of the subject company for $375 per Unit in cash.

[ x ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                           $628.50
Form or registration no.:                         Schedule 14D-1
Filing party:                                     Krescent Partners L.L.C.
Date filed:                                       November 21, 1996


                           (Continued on following pages)
                                (Page 1 of 5 pages)





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Cusip No.:  501128 30 0                14D-1                         Page 2 of 5





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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       KRESCENT PARTNERS L.L.C.


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2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]

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3.     SEC Use Only



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4.     Sources of Funds (See Instructions)

       AF; WC

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5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

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6.     Citizenship or Place of Organization

       Delaware


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7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5 Units of Investor Limited Partnership Interests

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8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

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9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

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10.    Type of Reporting Person (See Instructions)

       OO





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                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

       This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on November 21, 1996, relating to the tender offer by the Purchaser to purchase up to 8,380 of the issued and outstanding Units of Investor Limited Partnership Interests (the "Units") of Krupp Realty Limited Partnership-V, a Massachusetts limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 10.      ADDITIONAL INFORMATION.

       Item 10(f) is hereby supplemented and amended as follows:

       The information set forth in the press release dated December 20, 1996, a copy of which is attached hereto as Exhibit (a)(4), is incorporated herein in its entirety by reference.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 is hereby supplemented and amended by adding the following, a copy of which is attached hereto as an exhibit:

       99.(a)(4) Press Release dated December 20, 1996.




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                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 20, 1996

                                     KRESCENT PARTNERS L.L.C.



                                     By:    AP-GP Prom Partners Inc., its
                                            managing member


                                            By:     /s/ Richard Mack
                                                   --------------------------
                                                   Name:  Richard Mack
                                                   Title:  Vice President




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                                 EXHIBIT INDEX





EXHIBIT
NO.                                    TITLE
---                                    -----
99.(a)(4)           Press Release dated December 20, 1996